# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Camping World Holdings, Inc., CIK 0001669779
CUSIP: 13462K109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2 Marriott Dr., Lincolnshire, Illinois (IL), 60069
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001505639

## Reporting persons
- Crestview Partners II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,803,510; sole dispositive power 0; shared dispositive power 8,803,510; aggregate amount beneficially owned 8,803,510 (13.1% of the class)
  Comment: The total in Rows (6), (8), and (9) includes the 6,882,264 shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Shares") that would be issued in connection with a full redemption of the 6,882,264 Common LLC Units ("Common Units") of CWGS Enterprises, LLC, a direct subsidiary of the Issuer, that are directly owned by CVRV Acquisition LLC and deemed to be beneficially owned by the Reporting Person. The Common Units are redeemable at the election of CVRV Acquisition LLC for newly-issued Class A Shares on a one-for-one basis. The Reporting Person may also be deemed to beneficially own 6,882,264 shares of Class B Common Stock, par value $0.0001 per share, of the Issuer ("Class B Shares") that are directly owned by CVRV Acquisition LLC. The Class B Shares would be canceled upon a full redemption of the Common Units. Excluding Class A Shares that may be issued upon a redemption of the Common Units, the total number of Class A Shares deemed to be beneficially owned by the Reporting Person is 1,921,246 and the percentage of Class A Shares represented by such amount is 3.2%.
- CVRV Acquisition LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,882,264; sole dispositive power 0; shared dispositive power 6,882,264; aggregate amount beneficially owned 6,882,264 (10.3% of the class)
  Comment: The total in Rows (6), (8), and (9) represents the 6,882,264 Class A Shares that would be issued in connection with a full redemption of the 6,882,264 Common Units of CWGS Enterprises, LLC, a direct subsidiary of the Issuer, that are directly owned by the Reporting Person. The Common Units are redeemable at the election of the Reporting Person for newly-issued Class A Shares on a one-for-one basis. The Reporting Person also directly owns 6,882,264 Class B Shares. The Class B Shares would be canceled upon a full redemption of the Common Units. The Reporting Person does not directly own any Class A Shares other than Class A Shares that may be issued upon the redemption of the Common Units and related cancellation of the Class B Shares.
- CVRV Acquisition II LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,873,626; sole dispositive power 0; shared dispositive power 1,873,626; aggregate amount beneficially owned 1,873,626 (3.1% of the class)
- Crestview Advisors, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 47,620; sole dispositive power 0; shared dispositive power 47,620; aggregate amount beneficially owned 47,620 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Camping World Holdings, Inc.
Address of issuer's principal executive offices: 2 Marriott Dr., Lincolnshire, IL 60069

## Item 2. Person Filing
Name of person filing: See Item 2(b).
Address of principal business office or, if none, residence:
Crestview Partners II GP, L.P.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

CVRV Acquisition LLC
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

CVRV Acquisition II LLC
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview Advisors, L.L.C.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row (9) of each Reporting Person's cover page.

Crestview Partners II GP, L.P. is the general partner of each of (i) Crestview Partners II, L.P. and Crestview Partners II (FF), L.P., each of which are members of CVRV Acquisition LLC and (ii) Crestview Partners II (TE), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P., each of which is a member of CVRV Acquisition II LLC. Crestview Advisors, L.L.C. provides investment advisory and management services to certain of the foregoing entities.

Each of Crestview Partners II GP, L.P., Crestview Partners II (TE), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. may be deemed to have beneficial ownership of the 1,873,626 Class A Shares directly owned by CVRV Acquisition II LLC.

Each of Crestview Partners II GP, L.P., Crestview Partners II, L.P. and Crestview Partners II (FF), L.P. may be deemed to have beneficial ownership of the 6,882,264 Class B Shares and the 6,882,264 Common Units directly owned by CVRV Acquisition LLC. The 6,882,264 Common Units directly owned by CVRV Acquisition LLC may be redeemed for Class A Shares upon the request of CVRV Acquisition LLC on a one-for-one basis. The 6,882,264 Class B Shares directly owned by CVRV Acquisition LLC would be cancelled upon a full redemption of the 6,882,264 Common Units directly owned by CVRV Acquisition LLC for Class A Shares.

Daniel Kilpatrick was and Brian Cassidy is a member of the Issuer's board of directors (each, a "Crestview Director"). Each Crestview Director holds the title of Partner at Crestview, L.L.C. (which is the general partner of Crestview Partners II GP, L.P.) and the title of Partner of Crestview Advisors, L.L.C.

Mr. Cassidy holds restricted stock units ("RSUs") previously granted under the Issuer's 2016 Incentive Award Plan (the "Plan") with respect to 6,913 Class A Shares. The RSUs are subject to the terms of the Plan and the applicable award agreement issued thereunder. Mr. Cassidy has assigned all rights, title and interest in the Class A Shares underlying the RSUs to Crestview Advisors, L.L.C.

Crestview Advisors, L.L.C. holds 40,707 Class A Shares that were delivered upon the vesting of RSUs previously granted to Messrs. Cassidy, Kilpatrick and Jeffery Marcus, a former member of the Issuer's board of directors.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.
Percent of class: See Row (11) of each Reporting Person's cover page. The percentages reported herein are based on (i) the 45,491,530 Class A Shares outstanding as of October 25, 2024, as reported in the Issuer's Form 10-Q filed October 29, 2024, and the 14,634,146 shares of Common Stock issued on November 1, 2024, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2024, (ii) the 6,882,264 Common Units directly owned by CVRV Acquisition LLC which may be redeemed for Class A Shares upon the request of CVRV Acquisition LLC on a one-for-one basis and (iii) the 6,913 Class A Shares that would be issued upon the vesting and settlement of the RSUs held by Mr. Cassidy.
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Crestview Partners II GP, L.P.: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/14/2025)
- CVRV Acquisition LLC: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/14/2025)
- CVRV Acquisition II LLC: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/14/2025)
- Crestview Advisors, L.L.C.: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/14/2025)